DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

07027768

082-34952

SUPPL

Date 18/10/2007

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** recent announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited [ASX code DXL] and for the recently listed SPS Trust [ASX code DYN].

SEC MAIL PROCESSING
RECEIVED
OCT 29 2007
WASH, D.C.
185
SECTION

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	12 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Ibmiboom Pty Limited as trustee for the Mooshnmim SM Superannuation Fund
Date of change	25 August 2007
No. of securities held prior to change	42,194 fully paid ordinary shares.
Class	Ordinary
Number acquired	42,194
Number disposed	42,194
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.90 per share $80,168.60 total consideration
No. of securities held after change	42,194.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Change of Registered Holder Of the total 42,194 fully paid ordinary shares held: 42,194 have been transferred by way of off-market trade from Manonde Investments Pty Limited as trustee for the David Anthony Walsh Family Trust to Ibmiboom Pty Limited as trustee for the Mooshnmim SM Superannuation Fund.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

29 August 2007

DYNO NOBEL NOTES INCITEC PIVOT ANNOUNCEMENT

The Board of Dyno Nobel Limited (ASX:DXL) today noted Incitec Pivot's ASX announcement that it had acquired a 13 per cent holding in Dyno Nobel.

The company confirms there has been no proposal received relating to any form of takeover.

Should Dyno Nobel receive a proposal from Incitec Pivot, the Board will review the proposal as well as all other options to maximise value for Dyno Nobel shareholders.

In the meantime, the Board advises shareholders to take no action at this stage.

Dyno Nobel has appointed Credit Suisse and Macquarie Bank as joint advisers.

-ENDS-

For media enquires contact:
Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389
Sonja Kukec, Dyno Nobel 0437 766 483.

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Papua New Guinea and Indonesia. Dyno Nobel is currently listed in the ASX S&P 200 and is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

19 September 2007

Dyno Nobel receives South African regulatory approval to acquire 50 percent stake in Sasol Dyno Nobel

Dyno Nobel Limited (ASX: DXL) today announced the agreement to acquire a 50 per cent stake in Sasol Dyno Nobel (SDN), a South African initiation systems manufacturer, had been completed.

The US$34.5 million deal, originally announced in April this year, was subject to approval by the South African Competition Tribunal and its issuance of a merger clearance certificate. The merger clearance certificate was issued on 5 September following a thorough review of explosives initiation systems supply to the South African mining markets.

Dyno Nobel Limited Chief Executive Officer, Mr Peter Richards said, "The stake in SDN is aligned to the Company's strategy of leveraging our core technologies. This will provide direct access to the attractive southern African market that is undergoing a conversion away from the older cap and safety fuse products to non-electric initiation systems.

"These large conversions are taking place as a result of increased focus on safety and enhanced blasting outcomes. Non-electric initiation systems are safer, have lower misfire rates, are more reliable than cap and fuse assemblies and provide improved productivity. With its proven initiation systems, and in partnership with Sasol Nitro, the explosives division of Sasol Industries, SDN is in an excellent position to leverage growth opportunities in the region."

Commenting on the South African resource market, Mr Richards said, "This region is one of the world's great mining regions which continues to see major investment in new mines and improved mining practices which have directly resulted in increased demand for more technically advanced explosives products."

The acquisition is at a 2007 forecast EBITDA multiple of below 6.5 times (before synergies) and will be EPS accretive in the first 12 months. It will be funded from existing facilities and Sasol Industries will maintain a 50 percent holding in SDN.

-ENDS-

For media enquires contact:
Sonja Kukec, Dyno Nobel 0437 766 483
Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Sasol Limited

Sasol Limited is a global energy company, headquartered in Johannesburg, South Africa. It is engaged in the commercial production and marketing of chemicals and liquid fuels, with a growing interest in oil and gas exploration.

Sasol was established in 1950 by the South African government to manufacture fuels and chemicals from indigenous raw materials. The company has developed world-leading technology for the commercial production of synthetic fuels and chemicals from low-grade coal as well as the conversion of natural gas to environment-friendly fuels and chemicals.

Sasol employs 30,000 people and is listed on the Johannesburg Securities Exchange (JSE), symbol SOL and the New York Stock Exchange (NYSE), symbol SSL.

DYNO
Dyno Nobel

17 October 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

RE: DIVIDEND REINVESTMENT PLAN

Dyno Nobel Limited advises that in respect of the shares to be issued under the Dividend Reinvestment Plan on 23 October 2007, the issue price, after adjusting for the 2.5% discount is A$2.48.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

ASX Announcement/Media Release

21 September 2007

Dyno Nobel receives South African regulatory approval to acquire 50 per cent stake in Sasol Dyno Nobel

Permanent Investment Management Limited, as responsible entity of the Dyno Nobel SPS Trust, notes the release of an announcement by Dyno Nobel Limited on 18 September regarding the South African regulatory approval to acquire a 50 per cent stake in Sasol Dyno Nobel. A copy of that announcement is set out below.

Dyno Nobel Limited (ASX: DXL) today announced the agreement to acquire a 50 per cent stake in Sasol Dyno Nobel (SDN), a South African initiation systems manufacturer, had been completed.

The US$34.5 million deal, originally announced in April this year, was subject to approval by the South African Competition Tribunal and its issuance of a merger clearance certificate. The merger clearance certificate was issued on 5 September following a thorough review of explosives initiation systems supply to the South African mining markets.

Dyno Nobel Limited Chief Executive Officer, Mr Peter Richards said, "The stake in SDN is aligned to the Company's strategy of leveraging our core technologies. This will provide direct access to the attractive southern African market that is undergoing a conversion away from the older cap and safety fuse products to non-electric initiation systems.

"These large conversions are taking place as a result of increased focus on safety and enhanced blasting outcomes. Non-electric initiation systems are safer, have lower misfire rates, are more reliable than cap and fuse assemblies and provide improved productivity. With its proven initiation systems, and in partnership with Sasol Nitro, the explosives division of Sasol Industries, SDN is in an excellent position to leverage growth opportunities in the region."

Commenting on the South African resource market, Mr Richards said, "This region is one of the world's great mining regions which continues to see major investment in new mines and improved mining practices which have directly resulted in increased demand for more technically advanced explosives products."

The acquisition is at a 2007 forecast EBITDA multiple of below 6.5 times (before synergies) and will be EPS accretive in the first 12 months. It will be funded from existing facilities and Sasol Industries will maintain a 50 percent holding in SDN.

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia
Telephone: +61 2 9968 9000 Facsimile: +61 2 9968 9530

-ENDS-

For media enquires contact:

Sonja Kukec, Dyno Nobel 0437 766 483

Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Sasol Limited

Sasol Limited is a global energy company, headquartered in Johannesburg, South Africa. It is engaged in the commercial production and marketing of chemicals and liquid fuels, with a growing interest in oil and gas exploration.

Sasol was established in 1950 by the South African government to manufacture fuels and chemicals from indigenous raw materials. The company has developed world-leading technology for the commercial production of synthetic fuels and chemicals from low-grade coal as well as the conversion of natural gas to environment-friendly fuels and chemicals.

Sasol employs 30,000 people and is listed on the Johannesburg Securities Exchange (JSE), symbol SOL and the New York Stock Exchange (NYSE), symbol SSL.

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia
Telephone: +61 2 9968 9000 Facsimile: +61 2 9968 9530

Dyno Nobel

17 October 2007

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Hwy,
North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

Permanent Investment Management Limited, as responsible entity of the Dyno Nobel SPS Trust, notes the release of an announcement by Dyno Nobel Limited earlier today regarding issue price for the Dyno Nobel Limited (DXL) Dividend Reinvestment Plan.

A copy of that announcement is set out below.

RE: DIVIDEND REINVESTMENT PLAN

Dyno Nobel Limited advises that in respect of the shares to be issued under the Dividend Reinvestment Plan on 23 October 2007, the issue price, after adjusting for the 2.5% discount is A$2.48.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END